                                   UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                           The John Nuveen Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 478035 10 8
                           -----------------------
                                 (CUSIP Number)

                          James J. Wesolowski, Esq.
                          333 West Wacker Drive
                          Chicago, Illinois 60606
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 20, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 478035 10 8                            Page    2    of         Pages

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Timothy R. Schwertfeger
         ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                  (b) [ ]



3      SEC USE ONLY



4      SOURCE OF FUNDS*

         SC & PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                           7      SOLE VOTING POWER

                                   449,700

                           8      SHARED VOTING POWER

   NUMBER OF SHARES                0
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                   449,700

                          10      SHARED DISPOSITIVE POWER

                                   0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              449,700

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.6%

    14      TYPE OF REPORTING PERSON*

              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The John Nuveen Company, a Delaware corporation (the "Company"). The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

ITEM 2. IDENTITY AND BACKGROUND

     (a) Timothy R. Schwertfeger

     (b) 333 West Wacker Drive, Chicago, Illinois 60606.

     (c) Mr. Schwertfeger is an Executive Vice President and Director of the Company (and chairman and CEO-elect). The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

     (d) Mr. Schwertfeger has not been convicted in any criminal proceeding during the last five years (excluding traffic violations or other similar misdemeanors).

     (e) During the last five years, Mr. Schwertfeger has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected Mr. Schwertfeger to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

     (f) Mr. Schwertfeger is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All of the 449,700 shares of Class A Common Stock beneficially owned by Mr. Schwertfeger have been acquired by him through grants of restricted stock and non-qualified stock options under the Nuveen 1992 Special Incentive Plan (the "Incentive Plan") and 19,100 shares of Class A Common Stock through different market transactions. On May 27, 1992, the date of the closing of the initial public offering of Class A Common Stock (the "Offering"), the Compensation Committee of the Board of Directors (the "Compensation Committee") awarded initial grants ("Initial Grants") under the Incentive Plan to key executive officers of the Company. Mr. Schwertfeger's Initial Grant included 210,600 restricted shares of Class A Common Stock and non-qualified stock options for 220,000 shares of Class A Common Stock, of which all options have become exercisable or will become exercisable within the next sixty days. See
Item 5(c) and Item 6.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the Incentive Plan is to enable the Company to attract and retain exceptionally qualified officers and other key employees upon whom the profitability of the Company will depend in large part, to provide incentive for such individuals to enhance the value of the Company for the benefit of the stockholders, and to strengthen the mutuality of interests between participants and the Company's stockholders by providing equity-based incentive awards.

     Depending on market conditions and applicable legal restrictions existing at the time, Mr. Schwertfeger may from time to time increase his beneficial ownership of shares of Class A Common Stock through open market transactions (including brokerage transactions on the New York Stock Exchange) or by other types of transactions. Mr. Schwertfeger may also from time to time dispose of shares of Class A Common Stock beneficially owned by him in open market transactions, in conjunction with a registration statement filed by the Company or otherwise.

     Except as described in this Item 4, Mr. Schwertfeger does not have any present plans or proposals which relate to or would result in any action or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Schwertfeger reserves the right to change his plans or intentions at any time and to take all actions he may deem appropriate in the circumstances.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Schwertfeger is the beneficial owner of 449,700 Class A Common Shares, including 220,000 shares issuable upon the exercise of stock options which are exercisable either currently or within sixty days. Based on the number of shares of Class A Common Stock outstanding as of May 20, 1996 and such 220,000 shares subject to Mr. Schwertfeger's stock options, such 449,700 shares represent approximately 5.6% of the Class A Common Stock.

     (b) Mr. Schwertfeger has sole power to vote or direct the vote (or will acquire such power within sixty days) with respect to 449,700 shares of Class A Common Stock beneficially owned by him.

     Mr. Schwertfeger has sole power to dispose or direct the disposition (or will acquire such power within sixty days) with respect to 449,700 shares of Class A Common Stock, of which 198,900 are outstanding shares that are no longer subject to restrictions on transferability or a risk of forfeiture under the Incentive Plan, 207,778 are unissued shares subject to currently exercisable stock options, 11,700 are outstanding restricted shares that will vest within sixty days and 12,222 are unissued shares subject to stock options that will become exercisable within sixty days. Additionally, Mr. Schwertfeger holds 1,000 shares of Class A Common Stock in which he is the custodian for his son, Andrew Schwertfeger, under the Illinois Uniform Transfer to Minors Act.

     (c) Since May 27, 1992, the date of Mr. Schwertfeger's Initial Grant, the following restricted shares have become vested or will vest within sixty days and the following shares have become subject to exercisable stock options or will become exercisable stock options within sixty days, pursuant to the vesting schedules described in Item 6, on the dates indicated:


                               Number of          Number of Option
                               Restricted Shares  Shares Becoming
              Date             Becoming Vested    Exercisable
              ---------------  -----------------  ----------------

              May 27, 1992     11,700             12,222.222
              July 1, 1992     11,700             12,222.222
              October 1, 1992  11,700             12,222.222
              January 1, 1993  11,700             12,222.222
              April 1, 1993    11,700             12,222.222
              July 1, 1993     11,700             12,222.222
              October 1, 1993  11,700             12,222.222
              January 1 1994   11,700             12,222.222
              April 1, 1994    11,700             12,222.222
              July 1, 1994     11,700             12,222.222
              October 1, 1994  11,700             12,222.222
              January 1 1995   11,700             12,222.222
              April 1, 1995    11,700             12,222.222
              July 1, 1995     11,700             12,222.222
              October 1, 1995  11,700             12,222.222
              January 1 1996   11,700             12,222.222
              April 1, 1996    11,700             12,222.222
              July 1, 1996     11,700             12,222.222


     Mr. Schwertfeger purchased an additional 6,600 shares of Class A Common Stock through the Initial Public Offering of the Company's stock, of which 1,000 shares are held by Mr. Schwertfeger as custodian for his son Andrew Schwertfeger under the Illinois Uniform Transfer to Minors Act. Mr. Schwertfeger has also made two open market transactions in which he acquired 7,500 shares on October 26, 1994 and 5,000 shares on November 2, 1994 of the Company's Class A Common Stock.

EXCEPT AS SET FORTH IN THIS ITEM 5(C), MR. SCHWERTFEGER HAS NOT EFFECTED ANY TRANSACTIONS IN SHARES OF CLASS A COMMON STOCK DURING THE PERIOD FROM MAY 27, 1992 TO THE DATE OF THIS STATEMENT.

     (d)  See Item 6.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following summary of contracts, arrangements, understandings or relationships of Mr. Schwertfeger with respect to securities of the Company does not purport to be complete and is qualified in its entirety by reference to the documents filed as Exhibits to this statement.

     Mr. Schwertfeger's Initial Grant under the Incentive Plan consisted of 210,600 restricted shares of Class A Common Stock and a non-qualified stock option for 220,000 shares of Class A Common Stock. The shares included in Mr. Schwertfeger's restricted stock award are subject to restrictions on transferability, a risk of forfeiture and certain other terms and conditions specified in the Incentive Plan or by the Compensation Committee, which restrictions and risk of forfeiture lapse on a specified date or upon the occurrence of a specified event. Each share of restricted stock awarded to Mr. Schwertfeger was valued at $18.00, equal to the initial public offering price per share of Class A Common Stock in the Offering. The exercise price per share under Mr. Schwertfeger's stock option is also $18.00, and the term of his stock option expires on May 26, 2002.

     The shares of restricted stock awarded to Mr. Schwertfeger vest, and the stock option awarded to him becomes exercisable, in 18 equal quarterly installments, commencing on May 27, 1992 (the closing date of the Offering), and thereafter on the first day of each successive fiscal quarter. Mr. Schwertfeger's restricted stock and stock option are subject to accelerated vesting in the event of his death, disability or retirement upon reaching age 65 (or at an earlier date with the approval of the Compensation Committee), or in the event of a change in control of the Company (as defined in the Incentive
Plan). In the event Mr. Schwertfeger's employment is terminated by the Company other than for cause or by Mr. Schwertfeger on account of constructive termination, Mr. Schwertfeger's Employment Agreement provides that his restricted stock and stock option will not be forfeited but rather will fully vest or become payable. In addition, if the St. Paul Companies, Inc. ("St. Paul"), or any subsidiary or affiliate of St. Paul, sells shares of Class A Common Stock or Class B Common Stock (collectively, the "Common Stock") of the Company after the Offering, the Incentive Plan provides that a ratable portion (equal to the ratio that the shares so sold bear to the total shares of Common Stock held by St. Paul and its subsidiaries prior to the Offering) of the shares of restricted stock included in Mr. Schwertfeger's Initial Grant will immediately vest.

     During the period in which shares of restricted stock awarded to Mr. Schwertfeger remain unvested, Mr. Schwertfeger is entitled to vote such shares and receive dividends or dividend equivalents with respect to such shares. A dividend equivalent entitles Mr. Schwertfeger to receive an amount of cash equal in value to the dividend that would have been paid on the number of shares of Class A Common Stock specified in the dividend equivalent award if such shares had been fully vested on the record date for payment of the dividend.

     Except as described in Item 4 and in this Item 6, Mr. Schwertfeger is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any shares of Class A Common Stock of the Company, including but not limited to transfer or voting of any shares of Class A Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as provided in the Incentive Plan, Mr. Schwertfeger has not pledged or otherwise subjected any shares of Class A Common Stock held by him to a contingency the occurrence of which would give another person voting power or investment power over such securities.

     As disclosed in the Company's Proxy Statment, filed with the Securities and Exchange Commission on May 23, 1996 and incorporated herein by reference, the Board of Directors of the Company have approved the 1996 Equity Incentive Plan and the Executive Officer Performance Plan (collectively the "Plans"). Although both of the Plans are subject to shareholder approval at the Company's annual meeting on July 9, 1996, Mr. Schwertfeger has been awarded both stock options and restricted stock under such Plans subject to approval by the Company's shareholders.

ITEM 7.MATERIAL FILED AS EXHIBITS

Exhibit 1.         The Nuveen 1992 Special Incentive Plan.

Exhibit 2.         Stock Option Agreement between the Company and
                   Mr. Schwertfeger.

Exhibit 3.         Employment Agreement between the Company and
                   Mr. Schwertfeger.




SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




May 31, 1996                                    /S/ Timothy R. Schwertfeger
- -------------                                   ---------------------------
   Date                                         Timothy R. Schwertfeger

                                 EXHIBIT INDEX





        Exhibit No.  Exhibit
        -----------  --------------------------------------
        Exhibit 1    The Nuveen 1992 Special Incentive Plan

        Exhibit 2    Stock Option Agreement  between the
                     Company and Mr. Schwertfeger

        Exhibit 3    Employment Agreement between the
                     Company and Mr. Schwertfeger